Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

The following is a transcript of the M&T Bank and People’s United Merger Announcement Conference call held on February 22, 2021:

Corporate Speakers:

•	Don MacLeod; M&T Bank Corporation; Head of IR

•	René Jones; M&T Bank Corporation; Chairman and CEO

•	Darren King; M&T Bank Corporation; CFO

Participants:

•	Ken Usdin; Jefferies LLC; Analyst

•	Ken Zerbe; Morgan Stanley; Analyst

•	Frank Schiraldi; Piper Sandler & Co.; Analyst

•	John Pancari; Evercore ISI Institutional Equities; Analyst

•	Erika Najarian; BofA Securities; Analyst

•	Mike Mayo; Wells Fargo; Analyst

•	Gerard Cassidy; RBC Capital Markets; Analyst

•	Matt O’Connor; Deutsche Bank Ag; Analyst

•	Brian Klock; Keefe, Bruyette, & Woods, Inc.; Analyst

•	Peter Winter; Wedbush Securities Inc.; Analyst

PRESENTATION

Operator: Please stand by. Your program is about to begin. (Operator Instructions). Good morning and welcome to the M&T Bank Peoples United Bank Merger Announcement. Today’s call is being recorded. Currently all participants are in a listen-only mode. Following the prepared remarks, the floor will be open for your questions. (Operator Instructions). In the interest of time, we ask that you please limit yourself to one question and one follow up. In addition, when posing your question please pick up your handset to allow optimal sound quality. (Operator Instructions).

It is now my pleasure to introduce Don MacLeod, Head of Investor Relations for M&T Bank Corporation. Please go ahead.

Don MacLeod: Good morning, and welcome to our investor conference call to discuss the merger of M&T Bank Corporation and Peoples United Financial. Leading the call this morning are René Jones, Chairman and CEO of M&T, and Darren King, M&T’s Chief Financial Officer.

Following our prepared remarks, we will have a question-and-answer session. The joint press release issued earlier this morning and slide presentation we will be referring to today are available on both the M&T and Peoples United websites in their investor relations sections. A replay of this call will also be available on the website after this call.

During this conference call, some of the information discussed will contain forward-looking statements within the meaning of the Federal Securities Laws. Those forward-looking statements, which M&T and Peoples United do not assume any obligation to update, are not guarantees and management cautions that a number of factors could cause actual results to differ materially from those statements.

I also refer you to M&T’s and Peoples United’s filings with the SEC, including their risk factor disclosures and their respective Form 10-Ks and 10-Qs. M&T and Peoples United will also be filing materials related to the proposed merger with the SEC. Investors are urged to read those materials once they are available. These additional materials can be obtained free from the SEC’s website and from the respective companies’ websites.

In addition, M&T, Peoples United, and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information regarding their interests can be found in each companies’ most recent proxy statement, and additional information will be contained in the joint proxy statement and prospectus to be filed with the SEC. For more information, please see Slide 1 of the investor presentation.

At this time, I’d like to introduce René Jones. René?

René Jones: Thank you, Don, and good morning, everyone. Earlier this morning we announced the definitive merger agreement between M&T Bank Corporation and Peoples United Financial. To start this call, I’d like to offer a few thoughts as to why we believe this merger is compelling. The combination of M&T and Peoples United can benefit both firms, providing additional growth opportunities beyond what either firm could achieve independently.

First, stepping back, this partnership has many similar characteristics to our 2003 merger with Allfirst Financial where we added a new top 20 MSA, complimented by many MSAs and communities outside of the top 20 where our brand of banking resonates with customers.

In addition to new geographies, we expanded the talent and capabilities in our organization as well as the product sets available to our combined customers. We see Peoples United as a larger version of what we were able to accomplish with Allfirst.

On a pro forma basis, our combined company will be the 11th largest U.S. commercial bank holding company by both assets and market capitalization and our combined geographic footprint is concentrated, offering a distribution system across the northeast and the mid-Atlantic states that represents over 20% of the U.S. population and over 25% of GDP and has attractive levels of household income.

The density of this combined franchise lets us leverage local market knowledge and scale, our recently bolstered technology, talent and infrastructure and our nationally recognized brand. We enjoy complimentary top-tier deposit share. Both firms have at least the number three share in most of our respective top 10 markets.

Maybe more important, Peoples United outsized proportion of core operating accounts making it among the most attractive franchises in New England. In our view, this is the most important characteristic of a stable, well-run franchise. Not only are our geographies complimentary, so too are the talent, the product sets and the credit cultures, creating a solid platform that we can collectively build upon.

Finally, both M&T and Peoples United deliver top quartile return on assets and return on tangible common equity on a standalone basis and this transaction will further generate incremental capital that can be invested to remain competitive for years to come. We trust that you will share our enthusiasm for the potential this combination offers, not just for our shareholders, but for our customers and our employees and certainly our community.

Bridgeport, Connecticut will become M&T’s New England regional headquarters, not unlike the role Baltimore fills for us in the mid-Atlantic today.

So, now I’d like to turn the call over to Darren who will review the transaction in more detail.

Darren King: Great. Thanks Rene and good morning everyone. Well, let’s jump into the slide presentation where I will pause briefly on Slide 1, just as a reminder to everyone, and Don noted in his opening remarks, please review the disclaimer slide for information on forward-looking statements and where to find additional information when it becomes available.

Looking at Slide 2, as Rene mentioned in his remarks, there are many reasons both we and the team at Peoples United are excited about this combination. Starting off, both firms share a long history of being deeply committed to the customers and communities they serve with long-standing track records of strong CRA ratings, charitable contributions and employee volunteerism.

Those cultural characteristics are important because together we would achieve top-tier deposit share in many of the top 100 markets in the country. While expanding the geographic reach for each organization, the combination brings new capabilities to each customer base. Notably, the People’s team brings equipment finance, mortgage warehouse lending and fund lending to the table, while M&T brings enhanced treasury management, cash management and payments capabilities, along with GSE multifamily lending and debt capital markets to the union.

As René points out, both organizations have a disciplined approach to credit, expense management and capital allocation, generating top quartile ROA and ROTCE and the capital needed to invest to remain competitive. The economics are compelling. Immediately, tangible book value per share accretion at closing, double-digit EPS accretion on a fully phased-in basis and an IRR above 18%.

Flipping to Slide 3. Just to summarize the key terms of the transaction. The merger agreement calls for a 100% stock consideration, with People’s United shareholders receiving 0.118 shares of M&T common stock for each People’s United share they own at closing. On a pro forma basis, M&T shareholders will own approximately 72% of the combined company, with People’s United shareholders owning 28%.

Five members of the People’s United Board of Directors, including Jack Barnes and Kirk Walters, will join M&T’s Board. Assuming approval of the merger by M&T and People’s United shareholders and receipt of the customary regulatory approvals, we would expect the deal to close in the fourth quarter of 2021.

Based on our expected fourth quarter closing, our target for the operations and systems conversions is in the first quarter of 2022. Turning to Slide 4. We thought it made sense to spend a moment to introduce People’s United to those M&T shareholders who might not be as familiar with them.

Founded in 1842, People’s United is a diversified, community-focused financial services company. People’s has a leading market position in the best commercial banking markets in New England. That market position consists of 419 branches that represent $52 billion in deposits, primarily in the states of Connecticut, Massachusetts, New York and Vermont.

The leadership team at People’s has a solid track record of exceptional risk management and asset quality. The loan portfolio is well diversified, with loans to small and middle market businesses, including equipment finance, representing approximately 38% of the balances.

While not noted on the slide, we would be remiss not to acknowledge the significant depth of experience and local market knowledge, represented by the People’s management team right through to all the customer-facing staff.

On Slide 5, looking at the footprints of the two organizations. As René mentioned in his opening remarks, the combination of M&T Bank and People’s United will create a leading community-focused bank in the Northeast and Mid-Atlantic. The footprint spans an economically diverse region that accounts for over 20% of the population and 25% of GDP.

Despite the size of the population and economic punch, the footprint is relatively compact. In fact, the radius from the center of the footprint to the most distant branch is just under 300 miles. At close, the combined organization will have second largest branch network in the Northeastern United States, and notably well ahead of the next largest super regional bank.

As was noted earlier, M&T enjoys the number one or two deposit market share in seven of our 10 largest markets, while People’s United enjoys the top three share in six of their 10 largest MSAs. The merger will produce a bank with a leadership position in small and midsized markets throughout the Northeast, complemented by a strong presence in four of the 20 largest MSAs in the country, ranging from Washington, D.C. to Boston, Massachusetts.

Many of the People’s United markets, which are new to M&T, offer access to an affluent customer base where leading wealth management capabilities can be leveraged through Wilmington Trust.

Turning to Slide 6. The transaction is immediately accretive to tangible book value per share. Factors that drive tangible book value accretion are the relatively modest credit mark, reflecting People’s outstanding credit quality and M&T’s own strong price to tangible book value ratio, combined with a positive interest rate mark and a markup of the securities portfolio.

We expect double-digit percentage earnings accretion when the merger synergies are fully realized by early 2023. We expect mid-single digits, 5% to 6% that is, earnings accretion in 2022, the transition year for the conversion and cost rationalization.

We calculate an IRR of over 18%. The transaction enhances M&T’s annual capital generation by some $600 million, reflecting People’s United’s current run rate plus the fully phased-in merger synergies, less the dividends on the shares issued as merger consideration.

Turning to Slide 7. Both M&T and People’s United maintain business models that are among the most efficient and profitable in the regional banking sector. The combination of the two franchises, through realization of merger synergies alone, will improve our already top-quartile operating efficiency and profitability, as measured by return on tangible assets and return on tangible common equity.

The difference in the two banks’ PPNR to risk-weighted assets ratios illustrates the opportunity for repricing and/or remixing certain loans and deposit categories as well as the opportunity to increase the penetration of fee businesses within the customer base.

The result will be enhanced PPNR through time. Flipping to Slide 8. The combined company’s total loan portfolios are well diversified, with a good balance among commercial and industrial loans, commercial real estate loans and consumer loans, which include residential mortgages.

On the deposit side, the company will have a stable, solidly core funded deposit base with a high proportion of transaction accounts. We see opportunity to improve the net interest margin over time by deploying our full breadth of products and services and by remixing the loan portfolio to better yields, consistent with M&T credit risk policy and while repricing or not renewing higher cost brokered deposits and time deposits.

Turning to Slide 9, and I’ll comment that, as I talk about Slide 9, I’ll also refer to Slide 10. Since these two slides kind of go together. When looking at the two organizations combined, we see substantial opportunity to improve our pace of revenue growth, although not factored into our estimates of pro forma earnings accretion.

The combined company starts with about one third of revenue in fee income and two thirds in spread income. From the M&T side, we see opportunity in small business banking, both through loan growth and through garnering more operating account relationships, which bring payment and treasury management fees, along with low-cost deposits.

M&T’s more robust treasury management capability and capital markets product suite represent opportunity with People’s United’s large commercial customer base. M&T Realty Capital Corporation’s ability to place multifamily loans with GSE and other investors, represents a new fee opportunity for People’s lenders.

M&T’s Wilmington Trust operations bring a wide set of wealth and investment products to the affluent markets where People’s United operates. On the People’s side, they offer M&T’s small and middle market business customers more equipment financing options, ranging from small ticket to larger commercial transactions, and they also bring a well-run mortgage warehouse lending operation.

On the consumer side, we expect to introduce the M&T owned and branded credit card to the People’s United customer base using M&T’s credit criteria. In addition, M&T’s products for under-served or under-banked customers, notably MyWay Checking and a secured credit card offering, will be presented to People’s United customer base as well. As we execute on these opportunities, this should lead to improved PPNR over time and result in the enhancement of our combined PPNR to risk-weighted assets, as presented on Slide 7.

Slide 11 highlights the consistent credit cultures between our two organizations. Both M&T and People’s United have experienced lower credit losses than the regional bank group since the start of the financial crisis, which illustrates our cared conservative underwriting cultures. As a result, it shouldn’t be surprising that the credit mark is somewhat more modest than many of the other recently announced regional bank mergers. Purchase accounting results in a small 25% increase in the allowance for credit losses versus increases as high as 50%, seen in other mergers.

Turning to Slide 12 and focusing on commercial real estate. Both firms have about 30% of their loans in investor-owned commercial real estate but the collateral mix is very different. People’s United has a much lower concentration and construction loans and a lesser concentration in hotels as well as New York City exposure.

The combination enhances the diversity of the combined CRE portfolio and reduces risk. From an underwriting perspective, our standards are well aligned, featuring low LTV for hotels and more broadly for the whole portfolio.

On Slide 13, we highlight some of the key components of the due diligence that’s been performed over the last several weeks. Both M&T and People’s United have extensive experience in executing and integrating with merger partners. In fact, this will be M&T’s 25th merger since 1987.

Consistent with our historical practice, M&T dedicated over 200 employees to examining over 3,000 documents in a virtual data room. Two thousand loan files were examined by M&T’s experienced credit teams.

Some highlights of those credit reviews include the hundred largest loans. Seventy-seven percent of the construction portfolio, 94% of the hospitality portfolio, 77% of the senior housing portfolio and 68% of the healthcare portfolio overall.

Our review also included 100% of the criticized and watch list credits over $5 million. We believe this has accurately informed the analysis behind our estimated credit market.

Slide 14 provides an overview of the integration experience of our organizations. And this merger is a little bit unique compared to many in the past, as both companies bring teams with expensive mergers and integration experience to the process.

A combined dedicated team will be assembled to complete the conversation process early in 2022. M&T already operates on single core systems and has experience with conversions from People’s United’s current IT provider on to M&T’s infrastructure.

We think our meaningful investments in both technology and technology talent will serve us well in this integration effort. We take comfort in our knowledge of the People’s United markets, given the contiguous or in some cases overlapping nature of the branch networks.

Turning to Slide 15. M&T has maintained the highest possible CRA rating from the Federal Reserve since 1982. M&T support — provide support to underserved communities across our footprint through participation in community development and affordable housing investments and loans, mortgages, and low-income housing tax credit investments.

Both firms encourage employees to give back to the communities where they work and live and the two firms’ employees combined for some 270,000 hours of volunteering with local community organizations in 2019, prior to the isolation required as a result of the pandemic.

The M&T Bank Charitable Foundation made grants to link $34.9 million to not-for-profit agencies across our footprint in 2020 and such grants have totaled $263 million over the past decade. Similarly, the two People’s United charitable foundations have collectively made grants totaling $40 million since 2007. Through the foundations, M&T will use $90 million to support charitable activities in the communities currently served by People’s United.

Finally, both M&T and People’s United share commitment to serving the serving the needs of small business in our respective communities. During the first round of PPP lending, together we supported over 75,000 business customers who were challenged by the economic impacts of the pandemic.

I’m going to turn the floor back to René for closing remarks before we open up the line for Q&A.

René Jones: Thanks, Darren. Thanks, Darren. So, in summary, we’re truly excited to join forces with People’s United team. This transaction, which is immediately accretive and tangible book value per share, which is meaningfully EPS accretive when the merger synergies have been realized, will create the 11th largest U.S. bank holding company by — commercial U.S. bank holding company by assets and market capitalization that will be operating in states that represent over 20% of the U.S. population and 25% of the U.S. GDP.

That tight radius will allow us to leverage local management and market knowledge, technology infrastructure and investments and branding. Our franchises are highly complementary beyond geography and both have top tier deposit share, complementary product sets, credit underwriting and asset quality that is outstanding, commitment to expense discipline and deep talent pools, including relationship bankers, software and design engineers and credit underwriters.

So, in closing, both management teams are enthusiastic about this transaction. That enthusiasm is predicated on our understanding of the key drivers of success for community-focused regional banks and how they can win in local markets.

We believe that local scale matters as much as absolute scale, that digital transformation is important, but it’s really maximized when it’s used to serve relationship bankers who are serving their customers. And we believe a thoughtful underwriting, combined with low cost and locally sourced deposits are of the foundation for success, protecting capital, and enhancing returns.

So now, we’d like to open up the line to questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Our first question from Ken Usdin from Jefferies.

Ken Usdin: Thanks, and good morning guys, and best of luck with the transaction. Just a couple of deal-related ones just to start. Can you help us understand what happens on the buyback front on the M&T side? And then what you’re thinking the pro forma share count looks like when you look out to that 2022 year?

Darren King: Sure. Good morning, Ken. I guess, what we’re anticipating is that the buyback — we won’t be buying back shares in 2021 through the close and once we are able to close the merger and assess the capital levels and where our jump-off point will be for CCAR 2022, we’ll look at where — what we think from a capital distribution perspective.

When you look at the share count that we anticipate at the end of the year, kind of based on where close will be and the exchange ratio, given us being out of the market, we think that we end up in around 175 million shares going into 2022. And then through 2022, we’ll look to distribute capital based on our forward look in the capital plan and take the excess capital generated by the merger and start to deploy that either into business growth or back to shareholders, depending on where the most activity is.

Ken Usdin: Great thank you. And then on the second part on the balance sheet, just in terms of the immediate accretion to book value, can you just help us understand how much of the restructuring costs are included in that calculation? And how you expect that trajectory to go over the next year or so?

Darren King: Yes, sure. I mean, the whole restructuring charge is contemplated in the calculation of the tangible book value per share and that accretion, obviously, includes the credit marks as well as the loan and securities valuations as well. So all the components are part of that accretion calculation.

Operator: Our next question comes from Ken Zerbe from Morgan Stanley.

Ken Zerbe: Just a clarification. In terms of Slide 6, the 5% to 6% EPS accretion in 2022, is that the total amount of accretion that you expect to get in the full year? Or is that on a run rate basis by the end of the year?

Darren King: Yes. Thanks for the clarification question, Ken. It is what we expect full year. If you look at the run rate and you see the middle bar there, that would be where you would kind of start to see if the cost saves were available for the whole year, what that might look like. And then the run rate obviously kicks in as we get into 2023, and that’s where you get to that double digit. And so those — why we show those two components. But hopefully, that clarifies it. If you still have questions, let me know.

Ken Zerbe: Got it. No, it does. It does. Fine. And then just a second question. I want to make sure I understand the credit mark properly, just given we’re in this new CECL world. So, People’s had the $425 million CECL reserve already. If I understand it right, you’re taking a total $535 million, which includes the $425 million, if that’s right, and can you also just talk about how — because I see that the $352 million of non-PCD reserve, which, I guess, implies a $183 million of PCD reserves. Can you just talk about how to double count would impact earnings or EPS?

Darren King: Sure. So, what happens is, as you pointed out, you got the math exactly right, that the PCD loans, which would be part of the reserve, so the $183 million that you talked about, will be added to the reserve. And the non-PCD loans that is — what is affectionately referred to as the double count. And so on day two, we set up an equal $352 million reserve that then gets accreted back into earnings over the life of the loan.

And so you start to see that $352 million come back into earnings, starting in the fourth quarter, assuming we complete the merger and we do the close in the fourth quarter as we’ve assumed, and then starts to show up in earnings over the next several years. And given the life of loans and the fact that it’s primarily driven off of commercial loans that tend to be shorter dated, you would get that accretion predominantly over the first five years.

Just on that point, it’s important to keep in mind the accretion in intangible book value per share includes the interest rate marks and securities mark ups, right? And so, on the flip side of that income or that accretion of the double count, so to speak, coming back into earnings, it’s, in large part, offset by the amortization of those premiums over that time period as well. The basis of amortization is slightly different. And so, you get a little bit of noise. But in reality, the best way to think about it is that they basically offset each other.

Operator: We’ll take our next question from Frank Schiraldi from Piper Sandler.

Frank Schiraldi: Darren, just a follow-up on the accretion. The 7% to 8% you have for 2022 that assumes the fully phased-in cost saves. Can you talk about how that — the ramp-up from there to the 10% to 12% in 2023 and beyond?

Darren King: Yes. Thanks, Frank. The big difference really is just the impact of timing on the full year, right? So if you look — as we go through 2022, you’ll see those cost saves ramp up as we go through the second half of the year. And when you look at 2023, it’s really just the impact of the full run rate going into 2023. So we should be looking at that kind of a number towards fourth quarter of 2022.

Frank Schiraldi: Got you. Okay. All right. And then just secondly, you talked about the potential synergies, you talked about potential fee opportunity in multifamily. Just wondering if there’s any targeted — or we should think about any sort of runoff portfolios that may serve to offset organic loan growth in the near term, a la the Hudson City deal?

Darren King: Yes. I guess — I wouldn’t call them run off per se, Frank, when I think about it. If you look at the mortgage banking business that People does, it’s retail oriented, very much like ours. They might portfolio a little bit higher percentage of the loans they underwrite, and we’ll look to have maybe a slightly different mix of what we originate and sell versus what we portfolio. But there’s also, given their geographies, a decent set of jumbo mortgages in there as well and so those might end up in the portfolio a little bit more than in gain on sale.

The other place that is worth thinking about and talking about is the commercial mortgage portfolio. And then if you look at our commercial mortgage portfolio, we see the benefit of the two franchises and the concentration change that happens with the addition of the commercial mortgage portfolio that comes with People’s.

But that’s also an opportunity to use our M&T RCC, the Realty Capital Corp., capabilities to place some of those mortgages with the GSEs or with insurance providers. And it’s a way to drive some fee income and also help improve the margins and drive PPNR. And so that’s the place where you’ll probably see a little bit of a mix change over time that will — you’ll see work its way through the balance sheet, but it will be gradual.

The other thing just to keep in mind as we talk about loans and it will be — for the combined companies, is we’re both — we both have a number of PPP loans on our balance sheet. And as we go through 2021 and into 2022, we’ll see some movements up and down, and they can be some large volumes. And so just remind you to account for that as we think about where loan growth might be.

René Jones: Yes, Darren, I would just add that it’s really important to just keep in mind with M&T that we are always focused on maximizing risk-adjusted returns. So to the extent that it makes more sense for us to use our Realty Capital Markets and earn a return above our cost of capital and then distribute that capital back to our shareholders, we would do that even if it makes the loan grow smaller. I think this is something that sometimes we miss. We’re not really focused on size. We’re focused on maximizing returns.

Operator: The Next question comes from John Pancari from Evercore ISI.

John Pancari: I wanted to see if you could comment a little bit more on the cost saves. The $330 million, I know that’s about 30% of the People’s expense base or 27% ex the Stop & Shop impact. Could you just talk about the potential that, that could come in above that, just given the amount of overlap you guys have and the potential for real estate rationalization? Wanted to get your thoughts on, could we be looking at a number as you go along that could exceed that $330 million?

Darren King: So, John, obviously, we spent a bunch of time going through and looking at the operations and how we’ll combine them. When you look at the degree of geographic overlap, it’s actually not quite as much as you might think from a branch perspective. And also, when you take into account the fact that the People’s team had already made the decision to change their posture with the Stop & Shop relationship.

What’s nice is that many of our traditional branch locations are within five miles of the Stop & Shop, so I think that’s helpful from a customer perspective. But the — if you look at the cost saves, just to give you context, when we talk about 27%, excluding the impact of Stop & Shop, we take out the saves from both the numerator and the denominator.

And so when you look at the bank, the changes that we’ve contemplated, they really are what will happen with the rest of the bank, and that 30% — 27% to 30% change. It’s really — it’s the combination of the operations area, the combination of the staff areas. There might be some — there will be some overlap in some of the geographies with customer-facing folks. But what we really found was not a great degree of overlap in the customer base.

And so because of that, we don’t anticipate any changes to speak of to the folks that talk to customers. And that’s really, as we go into these, our number one priority is protecting those relationships. The last part of the cost saves that I’ll mention is just some of the operations, the technical operations areas and that there’s a number of systems that People’s operate on today that are with outside vendors and contractors.

And as we bring those systems onto M&T’s core, that those expenses will go away. And so those are — those have less impact on employees, obviously. So those are where some of the big ones are. I’ll pass it over to René to add color.

René Jones: John, it’s René. Yes. I think if you step back and think about your question, it’s a market extension deal. And all of the upside in small business and equipment leasing, all the areas that Darren mentioned, we haven’t factored in.

And so the way to think about it is that if there were more ways to become efficient through the value chain and deliver products to our customers faster, we probably — that would probably be offset by the growth opportunities that we have and needing that expense for people and distribution. So, either way you look at it the question is how you capture the value. We think this is more of a growth story than it is a expense save issue.

Operator: The next question comes from Erika Najarian from Bank of America.

Erika Najarian: My first question is for you, René. In talking about this deal as more of a growth story rather than an expense save story, I’m wondering if you could talk to us a little bit about what you may have identified as potential investments that you would have to put in to People’s United and whether or not that’s contemplated in that $740 million in onetime merger expenses?

And the reason I ask this question is, in some recently closed deals, I think investors were a little bit surprised to see cost saving targets still on track, but onetime expenses growing relative to the first presentation and announcement. So that’s really why I ask this question.

René Jones: Erika, it’s a great question, and I’ll start by stepping back, look back at the last three years, there has been some question early on about how much we were spending on our infrastructure, in particular, our tech and innovation infrastructure. We’ve made those investments. And so this is part of extending that infrastructure to People’s.

So if you think about it before they pass the new regulatory regime was thinking about how could they actually come up and be — well, now $100 billion bank, but at that time it was you were going over $50 (billion). So a lot of what we’ve done on tech, a lot of what we’ve done, invested in our risk infrastructure is now really leverageable across that franchise.

Second thing is People is a well-run institution. So they’re not behind in things and spending, and they have strong staff. My sense is that the numbers are what they are, exactly as Darren presented them, in a classic M&T fashion.

And as we go forward, I think there are places, particularly like small business and business banking, where there will be opportunity and that will mean that we would have to add staff to capture that opportunity, but that would be its own NPV. Think of it as its own NPV, which we’ll do as it makes sense. So I hope that helps. The numbers are as they are. Darren can’t change his DNA. And so it’s pretty straightforward.

Erika Najarian: Got it. And my second question is, how does this deal impact how you’re thinking about stress test participation this year, if at all? Or is your participation in this year’s DFAST really dependent upon whether or not the Fed submits the December test stress capital buffer as the new stress capital buffer versus from the June test?

Darren King: Yes. This combination doesn’t affect our thought process about this year’s stress test. As part of the application, we’ll go through and we’ll prepare a combined stress test that would be looking at the two organizations, obviously, stand-alone and then combined and what that means. And as we go through the next little while, we’ll determine whether or not we choose to participate this year. We haven’t finalized that decision yet. But that decision is by no means linked to this merger.

René Jones: Yes. What I would say is it’s helpful that, again, as getting prepared for things, there is a stress test infrastructure at People’s. So we’re able to kind of see their work, their governance and what they’re thinking around stress in their portfolio. So that is helpful.

Operator: Our next question comes from Mike Mayo from Wells Fargo.

Mike Mayo: René, if you could help me reconcile two competing thoughts. On the one hand, clear positive is the improved density in New England. And I just checked Google Maps, it’s a 7-hour drive, either from Baltimore to Boston, Baltimore to Buffalo or Buffalo to Boston. So you’ve made the point about 300 miles from the middle of your, I guess, triangle, so to speak.

So that density certainly can help, and that’s a positive. On the other hand, the negative, I think, is that People’s has a much slower growth footprint in terms of expected population growth, and it’s even less than the existing M&T footprint.

So can you help me — I guess, I’m thinking — I’d rather be in Florida than Connecticut right now, maybe because it’s so cold here in the Northeast. But can you help me reconcile — when you think of these acquisitions, density versus growth markets, how do you reconcile that? And of all the banks out there, M&T, I mean, over the last 30 years, you have slow growth Buffalo and you’ve had long-term success. But does that still apply in today’s world?

René Jones: Yes. Thanks, Mike. Great question. And I’m really glad that you’re in Florida because you won’t be competing with us in New England. So I think that — I think you kind of said it. We have this long history of being focused on small towns, mid-tier cities across our footprint. And I think what tends to get missed is that by having dominant local share, it produces outsized ability to be close to your customer, it increases the value proposition between the bank and the customer and it obviously results in excess rents or higher returns.

And interestingly enough, when you think about the basics of banking, I think what happens is because we’re so close to those customers in those small towns, we are — we end up being more important to them, so we get their operating accounts. And as competitors move to warmer weather places where there’s growth, growth doesn’t always mean that it’s higher returns and excess rents that you can achieve. I think the other way to say it is that no matter where we are, regardless of whether the population is growing, those are the communities that actually need financing and a bank the most.

And it’s really hard for people to understand. But the last thing that comes with that is stability. And in 2005, when I — I remember when I became the CFO, all of the analysts would ask me, well, why don’t you just double down on Baltimore, and get rid of Buffalo? And when we went through the financial crisis, there was nothing more rock-solid than Buffalo and the people that you banked there.

And that stability extends to your franchise. And as you know, most of our expansions have come in difficult times in the economy, right? So I think, we like our model. Although banking is not a growth industry, we believe that you can actually do it the right way, you can get significant growth over time. This represents a realization of that.

Mike Mayo: All right. That’s crystal clear. One follow-up. This is the first announcement for a deal in nine years. So I guess, why now and what’s the impact on M&T’s tech investments, including a tech campus in the Buffalo market? Will it remain there going forward? And one of your competitors said the main reason for their merger was tech. Is that the main reason for this merger? Or how would you frame that?

René Jones: I’d say no, it’s not the main reason. Step back to your earlier question, we spent a fair amount of time building our risk infrastructure. I’ve been in this role for three years. And it was really important for us to revisit our competitiveness, how nimble we could be, which part of the results of that was the tech hub and the new ways of working.

So we’ve invested a lot in sort of becoming faster, more nimble, think PPP and our ability to flip that on and become one of the largest lenders in America, even though we’re in a smaller footprint. And then that resulted in the ability and the thought process of how do you leverage that, right? So it’s really, really clear that it’s difficult at some point because you need a modern infrastructure to be able to have better customer experiences and meet the needs and improve the quality of lives of your customers.

So what’s really great about this particular transaction is just — I’ll say it again, we said it a couple of times, but Jack Barnes and his team know their customers. And so now we’re able to seamlessly export everything that we do in the tech hub, everything that we do around customer journeys and the service of those customers without an increased investment.

Darren King: René, I might just pick up on some of the conversation. We talked a lot about local scale and the importance of that and the stability of these geographies. That gives us the platform to pick our spots in other places. And one of the things we try to do through time is choose where we compete in geography, in customer base, in asset class. And so we’ve got those core markets that we’re operating in, the so-called low growth ones. We love them.

But then we’ve got some of these larger MSAs where we can pick our spots and choose to play. And we found even in the larger MSAs, our brand of banking is valued. And then we’ve got some specialty businesses that we have and that People’s United brings to the table that also provides some of that opportunity to grow.

And so we like the combination of how the local deposits and the stability of them set you up to do those other things. And then just on the investments, to René’s point, when you look at the People’s operating platform, with the exception of a few specialty businesses that run on their own tech platform, everything else is coming on to existing M&T.

And so all the investments that we’ve made are completely scalable onto those platforms and every investment that we make in those on a go-forward basis is now leverageable across just a bigger, larger customer base. So I think it makes a ton of sense.

René Jones: I have to add one more thing, I don’t want to belabor the point. But when Jack and I were having discussions about whether this made sense or not, one of the things that we both saw was that this creates multiple paths to achieving a scale presence in all of the key New England markets.

It’s the fastest path for either one of us to gain share over time. And that was one of the things that was really compelling for us.

Operator: Our next question comes from Gerard Cassidy from RBC.

Gerard Cassidy: Congratulations. Darren, can you share with us what kind of interest rate assumptions are you guys using to make the marks that you took in this deal through the end of the year, whether it’s long-term interest rates or short-term interest rates? And what if the long-term interest rates go up higher than your assumptions, what kind of changes does that do to the marks?

Darren King: Yes. So Gerard, when we put the two banks together and we look at the loan portfolios and the security portfolio, we look at the forward curves and only kind of look at where they are and have been for leading into the due diligence discussions and then through them. And as much as possible, what we try to do is put the two banks on equal footing from a rate curve perspective.

And when you go through those and you look at where things are right now, obviously, that led to the marks that we’ve talked about today. If rates go up, the impact on the marks will be a little bit less positive by the time we close. And it could bring the tangible book value closer to neutral as opposed to slightly accretive.

But keep in mind that the offset happens on the other side. Right? So if the marks are less positive, then the offset will increase EPS accretion because you won’t have the amortization on the other side. And so it might affect the IRR slightly.

But overall, when we look at it, we feel really good about the tangible book value position that we’ll end up and the earnings accretion we’ll end up in and the IRR. And so they can move the numbers around a little bit, but they don’t materially change the positive financial aspects of this combination.

Operator: The next question comes from Matt O’Connor from Deutsche Bank.

Matt O’Connor: A couple of follow-up questions. Now that you’re — if you think kind of post integration, you’ll be bigger, you’ll be more diversified. What capital level do you think you can run at? Historically, you’ve talked about this kind of 10% CET1. I think you still also focus on TCE. But how are you thinking about capital longer term?

Darren King: Yes. I guess our thought process on capital really hasn’t changed and doesn’t change. We think about the bank and making sure it’s well funded and well capitalized and in a position to support the growth. We always try to invest first in the franchise and in the customers and supporting loan growth and then looking at opportunities.

As René mentioned a few minutes ago, just looking at this opportunity and the investments that we can see in growing in the New England markets by adding bankers. And with them, obviously, customers will be a use of capital.

And if we don’t find places to make those investments, then we’ll look to distribute it as we always have through dividends that are well managed and a reasonable percentage of earnings and through buybacks. And that philosophy, we think has served us well in the past and we’ll continue to in the future.

René Jones: I would just add. The other thing is it’s not a static question, right? So even today, our capital levels where they are today, it’s really just simply a reflection of the pandemic, looking at portfolios, being conservative, right, which you’re required to do. And as economic environments change and they become more stable, that the answer’s going to be different, right?

So I don’t know if that helps.

Operator: Your next question comes from Brian Klock from Keefe Woods.

Brian Klock: René, Darren and Don, congratulations. So real quick, just to, I guess, on Slide 18, you gave some of the pro forma operating income numbers. Darren, I guess, just wondering, can you describe or discuss what that transitional transaction adjustment is to the People’s consensus number?

Darren King: Yes, sure. As we go through 2022, and we think about how the merger integration will work, it’s been our experience that in those time periods, we ask the customer-facing folks to focus more on retention of the existing client base than growth.

And we’re also expecting that we will do some repositioning and remixing of the People’s balance sheet, moving out of some lower-yielding earning assets and some higher cost deposits. And the combination of those things will lead to a little bit of a slowdown in asset growth and earning balances compared to what might be in consensus in People’s stand-alone.

And so it’s really just that stuff going on in that time period. And obviously, what we do because of who we are and how we think about things, we look at that in the most conservative way. The timing on those things could turn out different than what we’ve modeled. And if they did, there’s probably a little bit of room to the upside there.

Operator: We’ll take our final question from Peter Winter from Wedbush Securities.

Peter Winter: Good Morning, Congrats also on the deal. Darren, I just wanted to follow-up on an earlier question on the EPS accretion on Slide 6. Can you just clarify just the point about what drives the EPS accretion in 2023, 10% to 12% versus the 7% to 8%, which has the fully phased-in cost saves? What’s the difference?

Darren King: The difference between them is the timing. And so really, if you think about the — we talked about the conversion or the close being at the end of this year, and the systems conversion being in the first quarter of 2022. And so it’s once you make that change to the systems and you get them stabilized, that you start to have those costs come out.

And so what we’re trying to show there is that what we think will actually happen in 2022 is — that’s like the GAAP number of what those cost saves would — will lead to in terms of accretion. If you had the full year of those cost saves, you would bump up to that higher number.

And then the math of timing in 2023 of having the full year and the growth in those, say — basically, think of it as the fourth quarter run rate that goes into 2023, that’s kind of the progression there and what the numbers are.

Operator: We have have no further questions at this time. I will now turn the program back over to Don for any additional or closing remarks.

Don MacLeod: Again, thank you all for participating today. And as always, if any clarification of any of the items on the call or the news release is necessary, please contact our Investor Relations department at 716-842-5138. Thank you and goodbye.

Operator: This does conclude today’s program. Thank you for your participation. You may disconnect at any time.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of M&T and People’s United Financial, Inc. (“People’s United”), which will be sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 9, 2020, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 6, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by M&T’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.